                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*


                             ALBERTO-CULVER COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   013068101
                   -----------------------------------------
                                 (CUSIP Number)
Marshall E. Eisenberg                         Bernice E. Lavin
NEAL, GERBER & EISENBERG                      2525 Armitage Avenue
Two North LaSalle Street, Suite 2200          Melrose Park, IL 60160
Chicago, Illinois 60602                       (708) 450-3101
(312) 269-8000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               February 9, 2001
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages

---------------------                                      -------------------
 CUSIP NO. 013068101                  13D                   Page 2 of 7 Pages
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bernice E. Lavin
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          U.S. Citizen
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 439,998

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               8,464,866
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  439,998

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               8,464,866
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           8,904,864

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [X]

      Excluded is 922 Class B shares held directly by Lavin's spouse. Lavin disclaims beneficial ownership of such shares.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           27.02%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           IN
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

---------------------                                      -------------------
 CUSIP NO. 013068101                  13D                   Page 3 of 7 Pages
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bernice E. Lavin Trust, u/a/d 12/18/87
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               3,409,884
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               3,409,884
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           3,409,884

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [X]
           Not applicable.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           10.35%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           OO
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

---------------------                                      -------------------
 CUSIP NO. 013068101                  13D                   Page 4 of 7 Pages
---------------------                                      -------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Leonard H. Lavin Trust, u/a/d 12/18/87
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
          Not applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Illinois Trust
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF                 0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                               4,234,382
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                  0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                               4,234,382
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           4,234,382

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [X]

           Not applicable.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
           12.85%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
           OO
------------------------------------------------------------------------------

* SEE INSTRUCTIONS

---------------------                                      -------------------
 CUSIP NO. 013068101                  13D                   Page 5 of 7 Pages
---------------------                                      -------------------

Item 1. Security and Issuer.

        Title of Class of Securities:     Class B Common Stock, $.22 par
                                          value per share ("shares" or "Class
                                          B shares")


        Name and Address of Issuer:       Alberto-Culver Company (the "Company")
                                          2525 Armitage Avenue
                                          Melrose Park, IL 60160
Item 2. Identity and Background.

        (a)  Name of Person Filing:       (1)  Bernice E. Lavin ("Lavin")
                                          (2)  Bernice E. Lavin Trust, u/a/d
                                               12/18/87 ("BEL Trust")
                                          (3)  Leonard H. Lavin Trust, u/a/d
                                               12/18/87 ("LHL Trust")

        (b)  Address:                     (1),(2)  c/o Bernice E. Lavin
                                          and (3)  2525 Armitage Avenue
                                                   Melrose Park, IL 60160

        (c)  Principal Business:          (1)  Lavin, an individual, is a
                                               Director, Vice Chairman,
                                               Secretary and Treasurer of the
                                               Company.
                                          (2)  Trust Administration
                                          (3)  Trust Administration

        (d)  Prior Criminal Convictions:  None

        (e)  Prior Civil Proceedings
             with Respect to Federal or
             State Securities Laws:       None

        (f)  Citizenship/Organization:    (1)  U.S. Citizen
                                          (2)  Illinois Trust
                                          (3)  Illinois Trust

Item 3. Source and Amount of Funds or Other Consideration.

     On February 9, 2001, Lavin as sole trustee of the BEL Trust, added her husband, Leonard H. Lavin, and her daughter, Carol L. Bernick ("Mrs. Bernick"), as co-trustees of the BEL Trust, each with shared voting and dispositive power over the shares of Company common stock held by the BEL Trust. Also on February 9, 2001, Leonard H. Lavin added Lavin and Mrs. Bernick as co-trustees of the LHL Trust, each with shared voting and dispositive power over the shares of Company common stock held by the LHL Trust. The BEL Trust owns 3,409,884 Class B shares and 64 shares of Class A common stock of the Company (the "Class A shares"). The LHL Trust owns 4,234,382 Class B shares.

Item 4. Purpose of Transaction.

     The transactions were for the Lavin family's estate planning rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

---------------------                                      -------------------
 CUSIP NO. 013068101                  13D                   Page 6 of 7 Pages
---------------------                                      -------------------

Item 5. Interest in Securities of the Issuer.

     (a)  (i)   Amount of Class B Shares Beneficially Owned: 8,904,864 shares total; 294 Class B shares held directly; 3,409,884 Class B shares held as co-trustee of the BEL Trust; 4,234,382 Class B shares held as co-trustee of the LHL Trust; 520,000 Class B shares held by Lavin Family Foundation (a charitable private foundation of which Lavin is the Treasurer and a Director); and 300,600 Class B shares and 439,704 Class B shares held as co-trustee of a trust and trustee or co-trustee of trusts, respectively, for the benefit of Lavin's children and grandchildren.

          (ii)  Percentage of Class B shares Beneficially Owned: 27.02% total:
                .001% held directly; 10.35% as co-trustee of the BEL Trust; 12.85% as co-trustee of the LHL Trust; 1.58% by Lavin Family Foundation; .91% as co-trustee of a trust for the benefit of Mrs. Bernick; and 1.33% as trustee of trusts for the benefit of Lavin's children and grandchildren (based upon 32,957,471 shares outstanding as of December 1, 2000).

     (b)  Number of Class B Shares as to Which Lavin Has:

                                             Lavin       BEL Trust    LHL Trust
                                             -----       ---------    ---------

        (i)   Sole power to vote:          439,998/1/        0            0

        (ii)  Shared power to vote:       8,464,866/2/   3,409,884    4,234,382

        (iii) Sole power to dispose:       439,998/1/        0            0

        (iv)  Shared power to dispose:    8,464,866/2/   3,409,884    4,234,382

     /1/ The 439,998 Class B shares held by Lavin and reflected as sole power to vote and sole power to dispose include 439,704 shares held by Lavin as trustee of trusts for the benefit of Lavin's children and grandchildren and 294 shares held directly.

     /2/ The 8,464,866 Class B shares held by Lavin and reflected as shared power to vote and shared power to dispose include 3,409,884 shares held by the BEL Trust; 4,234,382 shares held by the LHL Trust; 520,000 shares held by Lavin Family Foundation; and 300,600 shares held as co-trustee of a trust for the benefit of Mrs. Bernick.

Lavin shares the power to vote and dispose of 3,409,884 shares held by the BEL Trust, 4,234,382 shares held by the LHL Trust and the 520,000 shares held by Lavin Family Foundation with her husband, Leonard H. Lavin, and Mrs. Bernick. Lavin is co-trustee together with Mrs. Bernick of a trust for the benefit of Mrs. Bernick which holds 300,600 shares and in which she shares voting and dispositive power with Mrs. Bernick. Certain information regarding Mr. Lavin and Mrs. Bernick is presented below:

          (i)    Name of Person:           (1)   Leonard H. Lavin
                                           (2)   Carol L. Bernick

          (ii)   Address:                  (1),(2), 2525 Armitage Avenue
                                           and (3) Melrose Park, Illinois 60160

          (iii)  Principal Business:       (1)   Leonard H. Lavin, an
                                                 individual, is a Director and
                                                 the Chairman of the Company
                                           (2)   Carol L. Bernick, an
                                                 individual, is a Director, Vice
                                                 Chairman, Assistant Secretary
                                                 of the Company and President
                                                 Alberto-Culver North America, a
                                                 division of the Company.

---------------------                                      -------------------
 CUSIP NO. 013068101                  13D                   Page 7 of 7 Pages
---------------------                                      -------------------

          (iv)   Prior Criminal Convictions:     None.

          (v)    Prior Civil Proceedings with
                 Respect to Federal or State
                 Securities Laws:                None.

          (vi)   Citizenship/Organization:       U.S. Citizen.

     Excluded are 922 Class B shares held directly by Lavin's husband. Lavin disclaims beneficial ownership of such shares held by her spouse and they are not included above.

     The shares owned by Lavin and the percentage holdings specified herein also do not reflect the 421,378 Class A shares held by Lavin Family Foundation, 64 Class A shares held by the BEL Trust, or 100,200 and 354,392 Class A shares held by Lavin solely in her capacity as co-trustee of a trust and trustee or co-trustee of trusts respectively, for the benefit of Lavin's children and grandchildren.

     (c)  None, except as reported in Item 3 above.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7. Material to be Filed as Exhibits.

          None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001



Signature:   /s/ Bernice E. Lavin
           -------------------------------------------

Name/Title:  Bernice E. Lavin, individually; as co-trustee of the Bernice E.
             Lavin Trust, u/a/d 12/18/87; as co-trustee of the Leonard H. Lavin Trust, u/a/d 12/18/87; as co-trustee of another trust; and as trustee or co-trustee of other trusts.